Exhibit 99.(1)

Board of Trustees’ Minutes

September 22, 1983

11. Law Committee Report

Mr. Greene noted that the Law Committee had reviewed the status of state licensing as reported to the Board. With respect to the registration of the Separate Account No. 2, on behalf of the Committee, he moved the adoption of the resolutions set forth below. The motion was seconded and approved.

RESOLUTION NO. 1

RESOLVED, That NHW hereby establishes a Separate Account, designated Separate Account No. 2, pursuant to the provisions of Section 227 of the New York State Insurance Law, in accordance with the approval of the Superintendent of Insurance of the State of New York as set forth in his letter of August 12, 1983; and it is

FURTHER RESOLVED, That such Separate Account No. 2 shall be used to fund such variable annuity and other contracts as management may designate and the Board of Trustees may approve; and it is

FURTHER RESOLVED, That the Chairman and Chief Executive Officer and the Treasurer be, and they hereby are, authorized to deposit in each investment division of Separate Account No. 2 an amount not in excess of $100,000; and it is

FURTHER RESOLVED, That the Chairman and Chief Executive Officer and such other officers of NHW as he may direct be, and they hereby are, authorized and directed to take all action necessary or appropriate to register NHW’s Separate Account No. 2 as an investment company under the Investment Company Act of 1940, to register the contracts funded by Separate Account No. 2 under the Securities Act of 1933 and to take whatever steps they deem necessary to register NHW and its employees under other appropriate federal securities laws; and it is

FURTHER RESOLVED, That included in the required registration steps is the authorization to file certain exemptive applications with respect to NHW’s Separate Account No. 2 under the Investment Company Act of 1940.

RESOLUTION NO. 2

RESOLVED, That NHW hereby establishes a Separate Account designated NHW’s Separate Account No. 3 pursuant to the provisions of Section 227 of the New York State Insurance Law, and in accordance with the approval of the Superintendent of Insurance of the State of New York as set forth in his letter of August 12, 1983, such account to be used to provide funding by NHW of certain variable annuity and other contracts now funded by Pooled Separate Account No. 1 by the transfer from Pooled Separate Account No. 1 to Separate Account No. 3 of money held in Pooled Separate Account No. 1 which is not related to pension plans which meet the requirements of Section 401(a) of the Internal Revenue Code; and it is

FURTHER RESOLVED, That Separate Account No. 3 shall be operated as an unregistered Separate Account under an exemption for which application to the SEC is to be made concurrent with the filing with the SEC for the registration of Separate Account No. 2.

STATE OF NEW YORK

INSURANCE DEPARTMENT

ALBANY 1.

IT IS HEREBY CERTIFIED that the NATIONAL HEALTH AND WELFARE RETIREMENT ASSOCIATION, INC., of New York, N. Y., has complied with all the requirements of law to become a non-profit corporation; is hereby declared to be incorporated as a retirement system; and is hereby authorized to transact within this State the business of providing retirement benefits to its members in accordance with the provisions of Section 200 of the Insurance Law.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the official seal of this Department at the City of Albany, New York, this 3rd day of January, 1945.

[SEAL]

ROBERT E. DINEEN
Superintendent of Insurance.

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